EXHIBIT 4.101

To:	Diners Club (Singapore) Pte Ltd 7500-E Beach Road #03-201 The Plaza Singapore 199595

Dear Sirs

BANKER'S GUARANTEE NO. 901BG200096 FOR SGD1,000,000-00

In consideration of you having agreed to allow SAFE2TRAVEL PTE LTD of 3 Lim Teck Kim Road #02-02 Singapore Technologies Building Singapore 088394 ("SAFE2TRAVEL") to participate in the Diners Club Travel Management Programme (the "Programme"), we UNITED OVERSEAS BANK LIMITED of 80 Raffles Place UOB Plaza Singapore 048624 (hereinafter called the "Guarantor"), hereby guarantee to pay to you on demand all sums of money which are now or shall at any time be due or owing to you from SAFE2TRAVEL in relation to the Programme together with all interest, charges and costs, including legal costs occasioned by or incident to this or any other security held by or offered to you for the same indebtedness or by or to the enforcement of any such security on a full indemnity basis PROVIDED ALWAYS that the total liability enforceable against us under this Guarantee shall not exceed the aggregate sum of Singapore Dollars One Million Only (SGD1,000,000-00).

We will accept a certificate signed by any of your officers as to the amount due or owing to you from SAFE2TRAVEL as conclusive evidence that such amount is payable under this Guarantee. Partial and multiple drawings under this Guarantee are permitted.

This Guarantee shall be effective from 27th February 2002 and remain in full force for a period of one year till 26th February 2003 ("the expiry date") and is conditional upon claims hereunder being made in writing and received by us on or before the expiry date. Thereafter, this Guarantee shall cease to have any effect whatsoever whether or not it is returned to us for cancellation. In addition, this Guarantee shall not be considered as discharged, reduced or otherwise affected by any intermediate payment or satisfaction of any sum or sums of money owing as aforesaid but shall be a continuing security and shall extend to cover all or any sum or sums of money which shall for the time being constitute the balance due or owing to you from SAFE2TRAVEL in relation to the Programme.

This Guarantee shall be in addition to and shall not be in any way prejudiced or affected by any collateral or other security now or hereafter held by you for all or any part of the moneys hereby guaranteed. You may also demand payment from us, as principal debtor, for any amount due or owing to you from SAFE2TRAVEL, without first making any demand or taking any proceedings against SAFE2TRAVEL. We acknowledge that neither our liability nor this Guarantee shall be discharged or in any way affected by you granting time, indulgence or concession to, or discharging, releasing or varying the liability of SAFE2TRAVEL, or by any legal limitation, incapacity or fraud on the part of SAFE2TRAVEL, or by any act or omission which would not have discharged or affected our liability had we been a principal debtor instead of a guarantor.

You shall be entitled after any demand has been made under this Guarantee to continue dealing with SAFE2TRAVEL without thereby affecting or discharging our liability hereunder whether in respect of sums due and owing at the time of the demand or subsequent thereto.

This Guarantee is not transferable or assignable and shall be governed by and construed in accordance with the laws of the Republic of Singapore.

Dated this 27th day of February 2002.

Signed by	:	/s/ Wan Kok Thye	/s/ Koh Gek Choo
Title	:	Vice President	Asst Manager
For and on behalf of
UNITED OVERSEAS BANK LIMITED
In the presence of	:	/s/ Tan Peck Li, Kelly
Title	:	Operation Officer